Exhibit 1.01

CERNER CORPORATION
Conflict Minerals Report
For the reporting period from January 1, 2020 to December 31, 2020
This Conflict Minerals Report (this "Report") of Cerner Corporation and its consolidated subsidiaries (the "Company," "us," "our," or "we") has been prepared pursuant to Rule 13p-1 (the "Rule") promulgated by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products, and "Conflict Minerals" originating in the "Covered Countries" are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the "Conflict Minerals," are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The "Covered Countries" for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The process of determining whether the Rule applies to a particular registrant is highly complex and involves many subjective determinations that are necessarily dependent upon the particular facts and circumstances of the registrant's business and products. For instance, under applicable SEC guidance, the determination as to whether a registrant has "contracted to manufacture a product" depends upon the degree of influence of the registrant over the manufacturing of the product, the analysis of which is subjective in nature. Similarly, SEC guidance directs registrants to make a facts-and-circumstances determination as to whether a Conflict Mineral is "necessary to the functionality or production of a product." We have conducted a good faith and reasonable analysis as to the application of the Rule to our business and products based upon available SEC guidance. As a result of this analysis, we have determined that we may be deemed to have contracted to manufacture certain products described below that are believed to contain Conflict Minerals that may be necessary to the functionality or production of those products for purposes of the Rule. Our determinations with respect to the products described in this Report for the reporting period covered hereby, or for future Company products, may change in subsequent reporting periods as a result of changes in the facts and circumstances of our business or products, future SEC guidance interpreting the application of the Rule or evolving consensus or industry standards regarding the interpretation and implementation of the Rule.

Description of the Company's Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals may be deemed necessary to the functionality or production of that product; (ii) that may be deemed to have been contracted to be manufactured by us under the Rule; and (iii) for which the manufacture was completed during calendar year 2020.

These products, which are referred to in this Report collectively as the "Covered Products," are the following:

•RxStation® is an automated dispensing cabinet for medications in a hospital setting. We contract with a third party to manufacture the RxStation, which is designed specifically for us.

•RxStation® Anesthesia Medication Cart is a computerized mobile cart that allows hospitals to store medications in the operating room or procedural area where anesthesia is used. We contract with a third party to manufacture the cart, which is designed specifically for us.

•Connectivity engines that are utilized to enable medical device connectivity. The designs are third party designs that include a custom plastic enclosure and additional USB ports, which are manufactured specifically for us.

•CareAware RoomLinkTM is a computerized digital sign that integrates with Cerner® solutions and displays relevant patient information.

•Custom device adaptors and terminal servers that are contracted to be manufactured by third parties for various applications.

•Various robotic devices that automate clinical laboratories (i.e. open automation track systems) and move samples through the laboratory. We design the open automation tracks but have contracted with third parties to assemble (i.e. manufacture) generic component parts to form the open automation track systems.

Our Reasonable Country of Origin Inquiry

We have conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals used in the Covered Products. However, our ability to determine the origin and chain of custody of Conflict Minerals and whether they directly or indirectly benefit armed groups in any Covered County is limited. The supply chain with respect to the Covered Products is complex, and there are many third parties between the ultimate manufacturers of the Covered Products and the original sources of Conflict Minerals. We do not purchase Conflict Minerals directly from mines, smelters or refiners, nor do we directly influence the suppliers from which our direct suppliers (i.e. the companies we have contracted to manufacture our Covered Products) obtain their materials or component parts. We are far downstream in the supply chain, and we must therefore rely on our direct suppliers to provide information regarding the origin of Conflict Minerals that are included in the materials or components included in the Covered Products, including the sources of Conflict Minerals that are supplied to them from lower tier suppliers. We believe that our good faith reasonable country of origin inquiry was reasonably designed to determine whether any of such Conflict Minerals originated in the Covered Countries and whether any such Conflict Minerals may be from recycled or scrap sources.

Our Due Diligence Process

We have exercised due diligence on the source and chain of custody of the Conflict Minerals to the extent such information was available. The purpose of our due diligence is to determine (i) the origin and chain of custody of the Conflict Minerals contained in the Covered Products, and (ii) if such Conflict Minerals originated in the Covered Countries, whether such Conflict Minerals financed or benefited armed groups in the Covered Countries. Our due diligence measures were designed with relevant aspects of the disclosure requirements adopted under the Rule and industry best practices based upon the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the "OECD Guidance").

We have adopted a policy relating to Conflict Minerals (the "Policy"), which is publicly available at www.cerner.com. The Policy states that the Company supports efforts to end human suffering and the environmental impact associated with mining in the Covered Countries and is committed to meeting the legislative and regulatory requirements that seek to eradicate this suffering. In addition, we support greater transparency with regard to the supply chain and encourage our suppliers to use their best efforts to source Conflict Minerals only from sources that are identified as DRC Conflict Free. The term DRC Conflict Free, as defined in the Rule, encompasses products that do not contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. We expect our suppliers to, among other things, implement and communicate policies that are consistent with our Policy and provide timely and accurate information regarding the source of Conflict Minerals in the supply chain and the steps that have been taken to determine whether such products and materials directly or indirectly finance or benefit armed groups in the Covered Countries.

We have structured our internal management systems to support supply chain due diligence with regard to our Covered Products. In this regard, the "core team" responsible for our Conflict Minerals compliance is comprised of representatives from our Legal, Finance and Supply Chain Management teams. Solely for purposes of conducting due diligence and determining the applicability of the Rule, we have divided our business into two distinct groups:

Cerner Labotix and all other Cerner business. As discussed below, additional Company personnel were identified in each of these groups, and members of the core team communicated and coordinated with these personnel for purposes of carrying out our due diligence.

Through our Cerner Labotix business group, we automate clinical laboratories with robotic devices that can move samples through the laboratory. Although our automated laboratory solutions are manufactured by a third party and assembled from generic component parts, based on SEC guidance, we have taken a conservative approach and concluded that the Rule may apply to the Cerner Labotix business because the open laboratory track systems sold to end users are products and the Conflict Minerals contained in the generic electronic components may be deemed necessary to the functionality of the products. We procure replacement parts in connection with servicing these robotic devices.

All other Covered Products fell within other Cerner business groups and are managed by our CareAware products group and our DeviceWorks products group. Although these Covered Products are manufactured by third parties, the degree of influence we have in designing these products may be sufficient such that we would be deemed to have contracted to manufacture these products under the Rule. To help determine the population of other Cerner business products and corresponding component parts, the core team engaged various personnel within other Cerner business groups, including personnel in accounting, operations and development.

We engaged with suppliers in our supply chain to inquire about the source of Conflict Minerals, as well as the smelters or refiners used to process the Conflict Minerals, in our Covered Products. We circulated questionnaires and sought to obtain the Responsible Minerals Initiative ("RMI") Conflict Mineral Reporting Template (the "CMRT") as adopted by the Responsible Business Alliance from each of our suppliers associated with the Covered Products. The CMRT was formulated as part of industry-supported initiatives, which are contemplated methods for establishing a system of supply chain controls and transparency and identifying and responding to risks in the supply chain under the OECD Guidance.

The questionnaires and the CMRTs sought representations indicating the facility at which the suppliers' Conflict Minerals were processed and a demonstration that those conflict minerals came from recycled or scrap sources or did not originate in the Covered Countries. As a part of our supplier engagement, we attempted to contact all direct suppliers of the Covered Products and also obtained information pertaining to the Rule from such suppliers' websites, where available.

We use the responses from the questionnaires and CMRTs to help identify material risks that our Covered Products may contain Conflict Minerals that are financing or benefiting armed groups in any of the Covered Countries. Our management, together with the core team, assesses any material risks identified and evaluates the best course of action. The most appropriate response in the face of a supply chain risk will depend on a number of factors, including the type of risk, the severity of the risk, and the specifics of our relationship with the supplier in question, and could include temporarily suspending the relationship or disengaging with the supplier.

To address any risks posed by future acquisitions, we have also added a request for information relating to the use of Conflict Minerals in any products manufactured or contracted to be manufactured by any target companies in our standard due diligence request and will endeavor to include a representation in transaction documents, where appropriate, relating to Conflict Minerals.

Survey Results

As of the date of this Report, we have received responses from 86% of our suppliers associated with the Covered Products. Fifty-seven percent of our suppliers confirmed that, to the best of their knowledge, products supplied to the Company do not contain Conflict Minerals originating in the Covered Countries, or those Conflict Minerals that originated in the Covered Countries originated from facilities that have been certified conflict free by the RMI. The remaining suppliers either did not provide a response or indicated that, due to the complexity of their supply chain, they are not able to affirmatively state that all products supplied to us do not contain Conflict Minerals originating in the Covered Countries. Based on our due diligence, we have not identified any instances of sourcing that directly or indirectly supported conflict in the Covered Countries.